Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2003	2002(1)	2003	2002(1)
Net income	$72,185	$60,358	$211,306	$164,808

Weighted average common shares outstanding	132,201	138,261	133,940	135,125

Basic earnings per common share	$0.55	$0.44	$1.58	$1.22

Weighted average common shares outstanding	132,201	138,261	133,940	135,125

Additional dilutive shares using average market value for the period when utilizing the treasury stock method regarding stock options	4,855	1,439	3,318	1,343

Total shares for diluted earnings per share	137,056	139,700	137,258	136,468

Diluted earnings per common share and common share equivalents	$0.53	$0.44	$1.54	$1.21

(1)	Share amounts for the three and nine months ended September 30, 2003 have been adjusted to reflect a 4-for-3 stock split on May 21, 2003.